EXHIBIT 99.6

NEWS RELEASE	ELD No. 12-04
TSX: ELD NYSE: EGO ASX: EAU	January 30, 2012

Eldorado Gold Corporation Announces Receipt of Interim Court Order
and Mailing of Meeting Materials for
Arrangement with European Goldfields Limited

Vancouver, British Columbia – January 30, 2012. – Eldorado Gold Corporation (“Eldorado”, the “Company” or “We”) (TSX: ELD, NYSE: EGO, ASX: EAU), today announced that, in connection with the previously announced arrangement (the “Arrangement”)
involving the Company and European Goldfields Limited (“European Goldfields”), the Supreme Court of Yukon has granted European Goldfields an interim order to commence the process of securing European Goldfields’ required approvals for the Arrangement.
In connection with the Arrangement, the Company is required by the rules of the Toronto Stock Exchange and the New York Stock Exchange to obtain shareholder approval for the issuance of its common shares pursuant to the Arrangement, and accordingly Eldorado has scheduled a meeting of its shareholders (the “Meeting”) for this purpose to be held at 9:00 a.m. (Toronto time) on February 21, 2012 at the offices of Stikeman Elliot LLP, 5300 Commerce Court West, 199 Bay Street, Toronto, Ontario.  The information circular and other materials relating to the Meeting are in the process of being mailed to Eldorado’s shareholders, and will also be available on Eldorado’s website (www.eldoradogold.com), on SEDAR (www.sedar.com), on EDGAR (www.sec.gov) and on the Australian Securities Exchange (www.asx.com.au).

On January 24, 2012, the Company received notice from NYSE that its notice for the record date for the meeting was untimely and failed to comply with NYSE Company Manual Rules 401.02 and 204.21, which requires record date notice to NYSE a full 10 days prior to such date. The Company agreed to comply with these requirements in the future.

Eldorado is a gold producing, exploration and development company actively growing businesses in Turkey, China, Brazil and Greece. With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that our company is well positioned to grow in value as we create and pursue new opportunities.

ON BEHALF OF
ELDORADO GOLD CORPORATION

“Paul N. Wright”

Paul N. Wright
President and Chief Executive Officer

None of the securities anticipated to be issued pursuant to the Arrangement have been or will be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws, and any securities issued in the Arrangement are anticipated to be issued in reliance upon available exemptions from such registration requirements pursuant to Section 3(a) (10) of the U.S. Securities Act and applicable exemptions under state securities laws. This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities.

"Certain of the statements made herein may contain forward-looking statements or information within the meaning of applicable Canadian and US securities laws.   Forward-looking statements or information herein include, but are not limited, to statements or information with respect to the proposed date for a shareholder meeting to approve the issuance of common shares in connection with the Arrangement. Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. We have made certain assumptions about the forward-looking statements and information, including assumptions about the ability to achieve our goal of concluding this transaction. Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others, the ability to satisfy the conditions of the transaction,  as well as those factors discussed in the sections entitled "Forward-Looking Statements" and "Risk Factors" in the Company's information circular for the meeting and its Annual Information Form & Form 40-F dated March 31, 2011. There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S."

Eldorado Gold Corporation’s Common Shares trade on the Toronto Stock Exchange (TSX: ELD); New York Stock Exchange (NYSE:  EGO).  Eldorado’s Chess Depositary Interests (“CDIs”) trade on the Australian Securities Exchange (ASX: EAU)

Contact:
Nancy E.  Woo, VP, Investor Relations
Eldorado Gold Corporation
Phone: 604.601.6650 or 1.888.353.8166
Fax: 604.687.4026
Email: nancyw@eldoradogold.com
Request for information packages: reception@eldoradogold.com
1188, 550 Burrard Street Vancouver, BC V6C 2B5 Website: www.eldoradogold.com